                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 15)

                                   WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  929330 10 8
                                 (CUSIP Number)

                                J. R. SIMPSON II
                              Simpson Aycock, P.A.
                            204 East McDowell Street
                        Morganton, North Carolina  28655
                                 (704) 437-9744
                (Name, address, and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 JULY 21, 1997
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

         Check the following box if a fee is being paid with the statement: / /

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 1,484,597 shares, which constitutes approximately 42.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that at July 21, l997, there were 3,517,449 shares outstanding (including 257,500 shares issuable pursuant to the exercise of presently exercisable options by four of the individual persons reporting herein).

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         James Claude Richardson, Jr.

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)  / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                         125,500
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           1,219,235

                                  -----------------------------------
                                  9.       Sole Dispositive Power
                                           125,500

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           1,219,235


---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,344,735


---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares / /


---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         38.2%


---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------

                              Page 2 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         David R. Clark

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)      / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                           61,250
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           1,219,235

                                  -----------------------------------
                                  9.       Sole Dispositive Power
                                             61,250

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           1,219,235

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,280,485

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares  / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         36.4%


---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------

                               Page 3 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         James M. Templeton

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)   / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                          66,737
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           1,219,235

                                  -----------------------------------
                                  9.       Sole Dispositive Power
                                             66,737

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           1,219,235

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,285,972


---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares   / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         36.5%

---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------


                               Page 4 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         Gregory Albion Edgell

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)       / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                         1,875
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           1,219,235

                                  -----------------------------------
                                  9.       Sole Dispositive Power
                                           1,875

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           1,219,235

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,221,110

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares        / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.7%

---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------


                              Page 5 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         HERTH Management, Inc.

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)     / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power (1)
Beneficially Owned                         300,923
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           918,312

                                  -----------------------------------
                                  9.       Sole Dispositive Power (1)
                                           300,923

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           918,312

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,235

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares      / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.6%

---------------------------------------------------------------------
14.      Type of Reporting Person
         C

---------------------------------------------------------------------

(1) Power is exercised by a majority vote of the shareholders of HERTH Management, Inc. Does not include other shares beneficially owned by the shareholders of HERTH Management, Inc. and shares beneficially owned by RSH Management, Inc.

                              Page 6 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         RSH Management, Inc.

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)      / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power (1)
Beneficially Owned                         918,312
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                             -0-

                                  -----------------------------------
                                  9.       Sole Dispositive Power (1)
                                           918,312

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                             -0-

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         918,312

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares         / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         26.1%

---------------------------------------------------------------------
14.      Type of Reporting Person
         C

---------------------------------------------------------------------


(1) Power is exercised by a majority vote of the shareholders of RSH Management, Inc. Does not include other shares beneficially owned by the shareholders of RSH Management, Inc.


                              Page 7 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         COLUMBIA HILL, LLC

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)          / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power (1)
Beneficially Owned                           -0-
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           1,219,235

                                  -----------------------------------
                                  9.       Sole Dispositive Power (1)
                                              -0-

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           1,219,235

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,235

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares          / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.6%

---------------------------------------------------------------------
14.      Type of Reporting Person
         C

---------------------------------------------------------------------

(1) Power is exercised by a majority vote of the members of Columbia Hill, LLC. Does not include other shares beneficially owned by the members of Columbia Hill, LLC.


                              Page 8 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         Larry D. Hefner

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)        / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                         10,000
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           1,219,235

                                  -----------------------------------
                                  9.       Sole Dispositive Power
                                           10,000

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           1,219,235

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,229,235

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares            / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.9%

---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------


                              Page 9 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------

1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         Glenn A. Hunsucker

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)      / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                           -0-
By Each Reporting
Person With                       -----------------------------------
                                  8.       Shared Voting Power
                                           918,312

                                  -----------------------------------
                                  9.       Sole Dispositive Power
                                             -0-

                                  -----------------------------------
                                  10.      Shared Dispositive Power
                                           918,312


---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         918,312

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares     / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         26.1%

---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------


                             Page 10 of 18 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

---------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No.
         of Above Person
         Walker Lyerly III

---------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  /x/

         (b)  / /

---------------------------------------------------------------------
3.       SEC Use Only

---------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

---------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e      / /

---------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

---------------------------------------------------------------------
Number of Shares                  7.       Sole Voting Power
Beneficially Owned                          -0-
By Each Reporting
Person With                       --------------------------------------------
                                  8.       Shared Voting Power
                                           918,312

                                  --------------------------------------------
                                  9.       Sole Dispositive Power
                                             -0-

                                  --------------------------------------------
                                  10.      Shared Dispositive Power
                                           918,312

---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         918,312

---------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares      / /

---------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         26.1%

---------------------------------------------------------------------
14.      Type of Reporting Person
         IN

---------------------------------------------------------------------

                              Page 11 of 18 Pages

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 1993, relating to the Common Stock (the "Stock"), of WSMP, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.          SECURITY AND ISSUER.

         This statement relates to the Common Stock (the "Stock") of WSMP, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1 WSMP Drive (P.O. Box 399), Claremont, North Carolina 28610.


ITEM 2.          IDENTITY AND BACKGROUND.

         (a) - (c) The following are the names and business addresses, present principal occupations or employment, and the principal business and address of the corporation or other organization in which such employment is conducted, of each of the Reporting Persons:



                                                                Present Principal
                                                             Occupation and Principal
                                     Business                    Business Address
      Name                            Address                       of Employee
------------------                --------------                    -----------
James C. Richardson, Jr.           1 WSMP Drive                 Vice Chairman of the
                                 Claremont, N.C.                    Board, Chief Executive
                                      28610                         Officer, WSMP, Inc.;
                                                                Food Services;
                                                                1 WSMP Drive
                                                                Claremont, N.C. 28610

David R. Clark                     1 WSMP Drive                 President and Chief
                                 Claremont, N.C.                    Operating Officer,
                                      28610                     WSMP, Inc.; Food Services;
                                                                1 WSMP Drive
                                                                Claremont, N.C. 28610

James M. Templeton                 1 WSMP Drive                 Senior Vice President,
                                 Claremont, N.C.                WSMP, Inc.; Food Services;
                                      28610                     1 WSMP Drive
                                                                Claremont, N.C. 28610

Larry D. Hefner                    1 WSMP Drive                 Vice President
                                 Claremont, N.C.                WSMP, Inc.; Food Services;
                                      28610                     1 WSMP Drive
                                                                Claremont, N.C. 28610


                                       Page 12 of 18 Pages

Continued

                                                                   Present Principal
                                                                Occupation and Principal
                                     Business                       Business Address
      Name                           Address                          of Employee
--------------------            ------------------              ------------------------
Gregory A. Edgell               3200 Devine Street               CPA, Abernathy &
                                  Columbia, S.C.                    Company; Certified
                                      29205                         Public Accountants;
                                                                3200 Devine Street
                                                                Columbia, S.C. 29205


Glenn A. Hunsucker                 P. O. Box 626                President, Bassett
                                Bassett, Va. 24055                  Furniture Industries;
                                                                Furniture Manufacturer;
                                                                P. O. Box 626
                                                                Bassett, Va. 24055

Walker Lyerly III                1905 5th Street,               Independent Investor
                                  N.W., Hickory,
                                    N.C. 28601

RSH Management, Inc.,              1 WSMP Drive                     N/A
a N.C. Corporation               Claremont, N.C.
                                      28610

HERTH Management, Inc.,            1 WSMP Drive                     N/A
a N.C. Corporation               Claremont, N.C.
                                      28610

Columbia Hill, LLC,                1 WSMP Drive                     N/A
a N.C. Limited Liability          Claremont, N.C.
Company                               28610


     This Amendment also reflects that Columbia Hill, LLC, and Richard F. Howard have entered into an agreement dated July 21, 1997 (the "Columbia Hill Agreement") by which Howard sold and Columbia Hill purchased all of Howard's interest in RSH and in HERTH, and Howard resigned as an officer and director of both corporations. While Howard will continue indefinitely as an officer and director of WSMP, this transaction eliminates Howard as a member of the group of Reporting Persons. Columbia Hill is a North Carolina limited liability company whose members are David R. Clark, James C. Richardson, Jr., and Larry
D. Hefner.

     (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body


                              Page 13 of 18 Pages
of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Reporting Persons is the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Over the course of eleven years, the Reporting Persons have used various sources of funds for the acquisition of Stock including personal funds of the Reporting Persons, loans from the Reporting Persons, and loans from banks to some or all of the Reporting Persons.

     Presently the Reporting Persons have outstanding approximately $8 million in loans to acquire or refinance the acquisition of the Stock and for which portions of the Stock are pledged as security.

     These loans are with several regional banks, including First Century Bank of Wytheville, Virginia, Carolina First Bank of Greenville, South Carolina, Lincoln Bank of Lincolnton, North Carolina, and Peoples Bank of Newton, North Carolina. Maturities range from three to five years, and interest rates range from prime plus 0.75% to prime plus 2.0%.

     Concerning Columbia Hill, LLC's purchase transaction with Howard described in the "Columbia Hill Agreement", payment consisted of a downpayment of $250,000, and the balance of $450,000 represented by a Promissory Note to Howard, secured by the personal guaranties of the principals of Columbia Hill, LLC. The downpayment was obtained from the personal funds of the principals of Columbia Hill.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Optionee have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of shares of the stock that the Reporting Persons, as a group, own beneficially under the definition of beneficial ownership applicable to Rule 13d-3 of the Act, is 1,484,597, which constitutes approximately 42.2% of the outstanding shares of the stock. A total of 257,500 of said shares are issuable upon the exercise of immediately exercisable options held by Reporting Persons as follows:


                              Page 14 of 18 Pages

     James C. Richardson, Jr.                                  125,000
     James M. Templeton                                         62,500
     David R. Clark                                             60,000 (1)
     Larry D. Hefner                                            10,000 (2)

-------------------

(1) Options total 100,000, but only 60,000 are immediately exercisable.
(2) Options total 25,000, but only 10,000 are immediately exercisable.

     The ownership of each non-individual Reporting Person is shown as follows:

                                    Percentage
Entity                              Ownership                Shares of Stock
------                              ----------               ---------------
RSH                                                              918,312

 HERTH                                93.9%                      862,296
 Columbia Hill                         0.8                         7,477
 Richardson                            0.4                         3,738
 Edgell                                0.4                         3,738
 Templeton                             0.2                         1,869
 Hunsucker                             1.3                        11,760
 Lyerly                                3.0                        27,434
                                     -----                       -------

                                     100.0%                      918,312


HERTH                                                            300,923

 Columbia Hill                       44.45%                      133,744
 Richardson                          22.22                        66,872
 Edgell                              22.22                        66,872
 Templeton                           11.11                        33,435
                                     -----                       -------

                                       100%                      300,923

COLUMBIA HILL
 Clark                                  45%
 Richardson                             40
 Hefner                                 15
                                     -----

                                       100%


(b) The direct and indirect stock ownership of each individual Reporting Person is as follows:

                             Page 15 of 18 Pages

                                        Shares Held    Shares Held
                          Shares Held     Indirectly    Indirectly
            Shares Held    Indirectly      through      through Col-    Total Shares
Name        Directly(1)  Through RSH(1)    HERTH(4)   umbia Hill(5)     Attributed
--------   ------------  -------------- -----------   --------------  -------------
RSH             918,312            --           --              --         918,312

HERTH           300,923       862,296           --              --       1,163,219

COLUMBIA HILL        --         7,477      133,744              --         141,221

RICHARDSON          500         3,738       66,872          56,588         252,598
                125,000(2)

CLARK             1,250            --           --          63,550         124,800
                 60,000(2)

TEMPLETON         4,237         1,869       33,435              --         102,041
                 62,500(2)

HEFNER               --            --           --
                                            21,183          31,183
                 10,000(2)

EDGELL            1,875         3,738       66,872              --          72,485

HUNSUCKER            --        11,760           --              --          11,760

LYERLY               --        27,434           --              --          27,434
              ---------       -------      -------         -------         -------

  TOTAL       1,484,597       918,312      300,923         141,221

----------------

(1) Each Reporting Person has the sole power to vote and dispose of the Stock, unless otherwise indicated.

(2) Represents shares that the Reporting Person has the option to acquire pursuant to immediately exercisable stock options granted pursuant to the 1987 WSMP, Inc. Special Stock Option Plan and the 1987 WSMP, Inc. Incentive Stock Option Plan.

(3) Voting or disposition of RSH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of RSH.

(4) Voting or disposition of HERTH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of HERTH.

(5) Voting or disposition of Columbia Hill's shares may be done only by the consent of the holders of a majority of its membership interest. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the members of Columbia Hill.

                             Page 16 of 18 Pages

     (c) Within the last 60 days, none of the Reporting Persons have effected any transactions in shares of Stock, except as otherwise set forth in this Amendment No. 15.

     (d) No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds form the sale of, the shares of Stock held by such Reporting Person, except as described herein.

     (e) Richard F. Howard ceased to be a member of this group of Reporting Persons as of July 21, 1997, upon the sale of his shares of HERTH and RSH stock under the Columbia Hill agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Columbia Hill and Richard F. Howard have entered into the Columbia Hill Agreement dated July 27, 1997, by which Columbia Hill purchased all of Howard's interest in HERTH and RSH.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1 Stock Purchase Agreement dated July 21, 1997 between Columbia Hill and Richard F. Howard


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


James C. Richardson, Jr. *               July 29, 1997
------------------------------
James C. Richardson, Jr.



David R. Clark                           July 29, 1997
------------------------------
David R. Clark



Gregory A. Edgell *                      July 29, 1997
------------------------------
Gregory A. Edgell



James M. Templeton *                     July 29, 1997
------------------------------
James M. Templeton



                             Page 17 of 18 Pages

Glenn A. Hunsucker *                     July 29, 1997
-----------------------------
Glenn A. Hunsucker



Walker Lyerly III *                      July 29, 1997
-----------------------------
Walker Lyerly III



Larry D. Hefner                          July 29, 1997
-----------------------------
Larry D. Hefner



David R. Clark                           July 29, 1997
------------------------------
Columbia Hill, LLC


RSH MANAGEMENT, INC.


By:  James M. Templeton                  July 29, 1997
   ---------------------------
     James M. Templeton


HERTH MANAGEMENT, INC.


By:  James M. Templeton                  July 29, 1997
   ---------------------------
     James M. Templeton



*By: James M. Templeton                  July 29, 1997
    --------------------------
     James M. Templeton
     Attorney-in-Fact


                             Page 18 of 18 Pages

                                  EXHIBIT 1


STATE OF NORTH CAROLINA                                 STOCK PURCHASE AGREEMENT

COUNTY OF CATAWBA


         THIS STOCK PURCHASE AGREEMENT, dated as of July 21, 1997, among Richard F. Howard, a resident of North Carolina (herein "Seller") and Columbia Hill, LLC, a North Carolina Limited Liability Company (herein "Buyer").

                                  WITNESSETH:

         WHEREAS, Seller is the owner of Two Thousand (2,000) shares of common stock of HERTH Management, Inc. ("HERTH") and Seventy Thousand Five Hundred Eighty (70,580) shares of common stock of RSH Management, Inc. ("RSH"), both being North Carolina corporations (collectively the "Corporations"); and

         WHEREAS, Seller desires to sell and Buyer desires to buy all shares of stock of the Corporations owned by Seller (the "Shares") in accordance with the terms of this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

         1. Purchase of Stock. At Closing (as defined below), Seller shall sell, assign, transfer and deliver to Buyer, and the Buyer shall purchase the Shares.

         2. Purchase Price/Terms of Payment. The purchase price for the shares shall be Six Hundred Thousand and No/100 Dollars ($600,000.00) for the HERTH shares and One Hundred Thousand and No/100 Dollars ($100,000.00) for the RSH shares, a total of Seven Hundred Thousand and No/100 Dollars. Payment shall be by payment of cash of $250,000.00 at Closing and the delivery at Closing of a promissory note from the Buyer and guaranteed by its principals individually joining in (the "Guarantors") in the form attached as Exhibit A.

         3. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

                  (a) Title to Shares: Seller is the owner of the Shares, free and clear of any liens, encumbrances, and charges, and has full power to sell and transfer the Shares.

                  (b) Authority. Seller has full right, power, capacity and authority to enter into this Agreement and to perform the obligations of Seller under this Agreement, and has fully executed this Agreement. Assuming the due authorization, execution, and delivery hereof by Buyer, and the binding effect thereon, this Agreement is legal, valid and binding upon Seller and is enforceable against Seller in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation by Seller of the transactions contemplated herein violates or will violate, or conflicts with or will conflict with or constitutes a default under, any contract, commitment, lease, agreement, understanding, arrangement, or restriction of any kind to which Seller is a party, or by which Seller or his properties may be bound.

                  (c) Litigation; Impairment. There are no legal proceedings pending against or threatened against Seller, which, if adversely determined, could, in any respect, prevent or impair the ability of Seller to perform the obligations of Seller under this Agreement. No matters (individually or in the aggregate) exist, or (so far as Seller can foresee) may reasonably be expected to exist which prevent or impair the ability of Seller to perform his obligations under this Agreement.

                  (d) Disclosure. No representation or warranty made by Seller in this Agreement contains any untrue statement of a material fact, or omits to state a material fact with respect to the required subject matter thereof which is necessary to prevent any such information contained therein in the aggregate from being materially misleading.

                  (e) WS Partners. The Seller does not have any direct or beneficial interest in WS Partners, a North Carolina partnership, and to his knowledge, WS Partners was dissolved and all assets and liabilities thereof collapsed and transferred into the Corporations.

         4. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

                  (a) Authority. Buyer has full right, power, capacity and authority to enter into this Agreement and to perform the obligations of Buyer under this Agreement. This Agreement is a legal, valid and binding obligation of Buyer and is enforceable against Buyer in accordance with its terms. Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated herein violates or will violate, or conflicts with or will conflict with, or constitutes a default under, any contract, commitment, lease, agreement, understanding, arrangement, restriction of any kind to which any Buyer is a party, or by which the Buyer or its properties may be bound.

                  (b) Litigation; Impairment. There are no legal proceedings pending against or threatened against Buyer, which, if adversely determined, could, in any respect, prevent or impair the ability of Buyer to perform the obligations of Buyer under this Agreement. No matters (individually or in the aggregate) exist, or (so far as Buyer can foresee) may reasonably be expected to exist which prevent or impair the ability of Buyer to perform its obligation under this Agreement.

                  (c) Disclosure. No representation or warranty made by Buyer in this Agreement contains any untrue statement of material fact, or omits to state a material fact with respect to the required subject matter thereof which is necessary to prevent any such information contained therein in the aggregate from being materially misleading.

                  (d) Principals. The principals of the Buyer are involved in the executive management of WSMP, Inc. ("WSMP") and/or the Corporations.

         5.       Resignation.    As of Closing, the Seller shall tender his
resignation as an officer and director of the Corporations, and said resignation shall be effective upon acceptance by the Corporations.

         6.       Disclosure.     The stock registry of HERTH and RSH reflects:
(i) that HERTH is the parent corporation of RSH and owns 8,139,930 shares of validly issued and non-accessible RSH shares of the total outstanding 8,668,699 common shares of RSH, and (ii) that the shareholders of the Corporations are as set forth on Exhibit B attached. The stock registry of WSMP reflects that each respective Corporation owns validly issued and registered shares in WSMP as follows: HERTH (300,923) and RSH (918,312). Each party does acknowledge that the Corporations have taken certain action due to debt and financing considerations with regard to the WSMP shares, including various intercompany loans between HERTH and RSH, stock issuances by RSH in cancellation of indebtedness due HERTH, and outside loans through and guaranteed by the various shareholders and related parties of the Corporations which has affected the existing corporate structure and ownership of shares of the respective Corporations. Buyer further represents and warrants that the heavy debt structure of the Corporations as a result of acquiring and carrying the investment of the Corporations in the WSMP shares has created and continues to create a substantial cash flow burden on the Corporations. The Buyer further represents and warrants that as a result of such burden that management of the Corporations has in the past and continues in the present to actively pursue negotiations for the disposition of the WSMP shares owned by the respective Corporations. Buyer represents that management of WSMP is continually reviewing various options including corporate restructures and mergers which may substantially increase the value of WSMP shares held by its shareholders. Buyer further represents that management of the Corporations is continually reviewing options to dispose and liquidate the shares of WSMP held by the Corporations with the expressed intent to do so within the near future in order to eliminate the WSMP acquisition debt burdens on the respective Corporations. Although there are occasional expressions of intent and interest in, and preliminary discussions in regard to, the block of WSMP shares held by the respective Corporations, Buyer warrants and represents that no definitive agreement is pending or outstanding with regard to the disposition of such shares owned by the Corporations. However, it is the Buyer's intent that management of the respective Corporations will continue to solicit and seek opportunities to dispose of the WSMP shares, and at a price in excess of current market value, in order to retire the aforesaid debts. It is a principal purpose of this acquisition to afford the Buyer in conjunction with its principals the opportunity to further consolidate control of the respective Corporations in order to facilitate such disposition of the WSMP shares. The Seller hereby acknowledges and understands that it is the intent of the Buyer to ultimately control the respective Corporations for the primary purpose of facilitating the disposition of the WSMP shares controlled by the Corporations, said disposition intended to be at a level in excess of the current market value.

         7.       Release.        Effective as of Closing, in consideration of
the transaction contemplated herein, and other consideration of legal sufficiency, the receipt of which is hereby acknowledged, the undersigned Seller, for himself, his heirs and assigns, does release and forever discharge the Corporations, their respective officers, directors, agents and shareholders, from all liabilities, claims, demands, shareholder or derivative actions, and charges of every nature, including attorneys fees, whatsoever in law or in equity, which the Seller, his heirs or assigns, can, shall, or may have by any reason or transaction or act or omission, whether authorized or unauthorized, prior to the date hereof, provided, nothing herein shall be deemed a release of the Corporations from any loan repayments due from the Corporations to the Seller, or any rights of contribution, subrogation, or indemnity due to the Seller as a result of being a guarantor of any of the obligations or liabilities of the Corporations.

         Buyer expressly agrees to assume, indemnify and hold harmless the Seller from any liability or obligation of the Corporations of which Seller is an endorser, co-obligor, or guarantor.

         8.       WSMP.   David R. Clark ("Clark") and James C. Richardson, Jr.
("Richardson") being principals of the Buyer, acknowledge that they are executive officers of WSMP. As part of this transaction, the Seller has requested that in the event WSMP conducts any type of secondary offering, he be allowed to participate in such offering up to 50,000 shares, provided, such participation and the terms and conditions thereof is approved by and acceptable to the underwriters. It is expressly understood that while Clark and Richardson do not have any authority to assure or promise that such request will be honored, they hereby agree to bring such request before the underwriters and the Board of Directors of WSMP in the event of such offering. It is further understood that such request would be brought to the Board of WSMP with a full disclosure of its origin. As a result thereof and based on the determination of counsel of WSMP, Clark and/or Richardson, serving in director capacities with WSMP, may be required to abstain from such board vote by reason of conflict of interest.

         It is expressly understood that the Corporations will continue to negotiate with outside third parties for the disposition of the block of WSMP shares held by the Corporations. It is agreed that in the event such a transaction is negotiated that the Buyer and its principals will make a good faith effort to allow the Seller the opportunity to be included in the transaction (the disposition of WSMP shares owned by the Seller); provided, such inclusion: (i) is acceptable to the Board of Directors of the Corporations and the underwriters involved, if any, (ii) is not detrimental to the overall proposed transaction, and (iii) is acceptable to the third party buyer.

         9.       Insurance.      The Corporations are currently required
pursuant to certain loan obligations to carry insurance on the Seller endorsed to and for the benefit of certain financial institutions. In consideration of this transaction, the Buyer agrees to maintain or cause the Corporations to maintain in full force and effect the current insurance carried by the Corporations on the life of the Seller and assignable to certain financial institutions as follows:


                                                             Financial
      Company       Policy No.            Face Amount       Institution
      -------       ----------            -----------       -----------
(a)  CU Life        00349917                 400,000        Bank of Granite
(b)  Lamar Life     0906866                2,000,000        Lincoln Bank

         It is expressly agreed that in the event the one or more of aforesaid insurance policies in force is not for whatever reason hereafter required to be maintained as part of the loan commitment, the Buyer and its principals shall make a good faith effort to cause the Corporations to assign such policy or policies to the Seller and thereafter Seller will be responsible for all premiums thereon.

         10.      Confidentiality.         The terms and conditions of this
Agreement shall be kept confidential by the parties and their representatives unless disclosure is required by a law or order of any governmental agency, provided, that prior to any forced disclosure, the disclosing party shall provide written notice to the other party to provide the other party with the opportunity to contest such disclosure or to apply for an injunction restraining the disclosure, in whole or in part. Nothing herein shall be construed as prohibiting the nondisclosing party from pursuing any other available remedy for such breach or threatened breach of this provision, including without limitation, the recovery of damages. For purposes of this provision, "representatives" means attorneys, accountants, bankers, appraisers, advisers or other consultants engaged by any of the parties hereto for the purpose of giving advice or counsel with regard to this Agreement.

         11.      Closing.        Such closing of the transaction described
herein (the "Closing") shall take place at such time and place as the parties may mutually agree on or before July 21, 1997.

         (a) Seller shall deliver the Shares and/or stock powers sufficient to transfer title in the books of the Corporations.

         (b) Buyer shall deliver the payment due at Closing and referred to in Section 2.

         (c) Seller shall deliver its resignation as an officer or director of the Corporations.

         12.      Miscellaneous.

                  (a) Survival of Representations and Warranties. All representations, warranties, releases, covenants and agreement made in this Agreement, or in the certificates or instruments delivered pursuant hereto, or in connection herewith shall survive the Closing.

                  (b) Time of the Essence; Extensions. Time is of the essence in the performance of this Agreement. The parties hereto may, solely by written agreement, extend the time for the performance of any of the obligations or other acts the parties hereto; provided, however, no party hereunder shall have any obligation whatsoever to grant any extension. Any agreement on the part of a party for any such extension, modification or waiver shall be validly and sufficiently given and authorized for the purpose of this Agreement only if given in writing appropriately signed by such party and delivered to the other party hereto.

                  (c) Entire Agreement; Amendment. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes any prior agreement, arrangement, and understanding between the parties regarding the subject matter hereof. No representation, warranty, covenant, obligation, promise, inducement, or statement of intention has been made which is not expressed in this Agreement. This Agreement may be amended or changed only by written instrument duly executed by Buyer and Seller, and any alleged amendment or change which is not so documented shall not be effective as to the parties.

                  (d) Captions. The section and subsection headings appearing in this Agreement are for convenience of reference only and are not intended to any extent, or for any purpose, to limit or define the text of any section or subsection hereof.

                  (e) Specific Performance. The parties hereto acknowledge that the subject matter of this Agreement is unique and is not susceptible to an adequate remedy at law. It is therefore expressly agreed that upon the failure of either party to perform enforcement of this Agreement may be had under the laws of equity in the manner of specific performance.

                  (f) Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which shall constitute but one instrument.

                  (g) Benefit and Survival of Rights. This Agreement and any amendments, alterations, modifications, additions or qualifications hereto relating shall be binding upon and inure to the benefit of the parties to this Agreement, their legatees, devisees, personal and legal representatives, successors and/or assigns.

                  (h) Further Assurances. Each party hereto covenants and agrees that, from time to time after the Closing, it shall deliver such instruments and take such other action as may be reasonably necessary to perfect the transactions contemplated hereunder.

         IN WITNESS WHEREOF, Buyer and Seller and Guarantors have caused this Agreement to be duly executed in accordance with law, all as of the day and year first above written.



                                  SELLER:

                                                             (SEAL)
-------------------------         ---------------------------
Witness                           Richard F. Howard

                                  BUYER:

                                  COLUMBIA HILL, LLC

                                  By:
                                       ---------------------------------
                                       James C. Richardson, Jr.,
                                       Manager


                                  By:  David R. Clark
                                       ----------------------------------
                                       David R. Clark, Manager

                                  By:
                                       ----------------------------------
                                       Larry D. Hefner, Manager


                                  GUARANTORS:



                                                                    (SEAL)
                                  ----------------------------------
                                  James C. Richardson, Jr.

                                                                    (SEAL)
                                  ----------------------------------
                                  David R. Clark


                                                                    (SEAL)
                                  ----------------------------------
                                  Larry D. Hefner

                                   EXHIBIT B

                                 Shareholdings


Shareholders of HERTH                                                       Shares
---------------------                                                       ------
Richard F. Howard                                                            2,000
James C. Richardson, Jr.                                                     1,000
James M. Templeton                                                             500
Gregory A. Edgell                                                            1,000
                                                                         ---------
TOTAL                                                                        4,500
                                                                         =========

Shareholders of RSH
-------------------

HERTH                                                                    8,139,930
Richard F. Howard                                                           70,580
James C. Richardson, Jr.                                                    35,290
Gregory A. Edgell                                                           35,290
James M. Templeton                                                          17,645
Glenn A. Hunsucker                                                         111,001
Walker Lyerly, III                                                         258,963
                                                                         ---------
TOTAL                                                                    8,668,699
                                                                         =========